FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tanzanian Royalty Exploration Corporation

(the “Company”)

Suite 4400, 40 King Street West

Toronto, Ontario  M5H 3Y4

Item 2.

Date of Material Change

February 5, 2016

Item 3.

News Release

A news release was issued on February 5, 2016 and disseminated through Marketwired.

Item 4.

Summary of Material Change

The Company’s subsidiary Tanzam has provided notice of Force Majeure under its agreement with STAMICO, owned by Tanzanian Treasury.  This notice of Force Majeure is based upon the invasion and forced occupation by several hundred illegal miners of the Company’s mining properties including the South Pit and other areas within the Buckreef site, thereby endangering the Company’s team and preventing Tanzam from continuing its mining operations.

Item 5.1

Full Description of Material Change

Please see the Company’s news release attached as Schedule “A” for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6.

Reliance on Section 7.1(2) of NI 51-102

Not applicable

Item 7.

Omitted Information

None

Item 8.

Executive Officer

For further information, please contact:

James E. Sinclair

President and CEO

1-844-364-1830

Item 9.

Date of Report

February 5, 2016

Schedule “A”

Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  1-844-364-1830

NYSE MKT:  TRX

Fax:  1-860-799-0350

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – February 5, 2016

Tanzanian Royalty's subsidiary Tanzam provides notice of Force Majeure under agreement with STAMICO (State Mining Company), owned by the Tanzanian Treasury

TORONTO, ONTARIO--(Marketwired February 5, 2016) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") announces that its subsidiary Tanzam has provided notice of Force Majeure under its agreement with STAMICO, owned by Tanzanian Treasury.  This notice of Force Majeure is based upon the invasion and forced occupation by several hundred illegal miners of our mining properties including the South Pit and other areas within the Buckreef site, thereby endangering our team and preventing Tanzam from continuing its mining operations. This continuing intrusion into our mines now at night is well known to the government authorities, as are the active illegal mining operations taking place right on our border.  We ordered our security force to stand down in order to prevent a more serious confrontation.  This event, we believe, may have been incited by an energetic speech made in the local village by the Deputy Minister of Energy and Minerals stating that land would be given to the artisans for legal mining within 14 days. On the 15th day the large invasion took place. Our decision to act was to protect the assets of our stockholders and put a stop to these actions which do not respect contracts or due process of law.

Invasions are continuing by stealth and at night.

The Deputy Minister requested a meeting onsite in early January. During the meeting cell phones and note books were forbidden by the Deputy Minister's staff, but the Deputy Minister’s speech was videotaped. We have the master of this videotape. This same Deputy Minister made many other requests to be accomplished within 14 days that were not contractual obligations or required by mining law. The Company was threatened with extreme sanctions without due process of law if the demands were not met.

The Company was also requested to provide an area of access for artisanal miners. We have identified three potential areas with one to be designated for true artisanal mining, meaning without the use of mechanized mining equipment. Mining would not be allowed below the water table. The Company would also require artisanal miners to operate responsibly in accordance with Tanzanian mining and environmental law, and land and water requirements.

- A2 -

The Deputy Minister mentioned other areas which will not be given up as they represent a material portion of the deposit according to our NI 43-101 technical reports. The Company has communicated to both the Minister and the Deputy Minister, indicating its willingness to provide an area of access to legitimate artisanal miners.

We intend to file various other legal actions with other ministries in connection with our mining and exploration equipment on the site of the Kigosi Mining License which is in good standing, including acts preventing our employees from entering the mining areas under license to us in order to take inventory of our equipment.  In no case would any government official issue a letter to us concerning their verbal orders denying us access to the Kigosi site.

We have invested USD$71,000,000 in Tanzania and been a 99% Tanzanian company since our entry. We expect to bring these matters to a successful resolution, as these developments have been initiated by the new government apparently not familiar with the international contracts that exist between companies and their country. Our first income in Tanzania just occurred by order of the Deputy Minister to smelt a modest amount of gold held in the steel wool and metals container. A separate news release on the smelting of the gold will be issued shortly.

Force Majeure is a French term literally translated as "major force"; a Force Majeure clause is included in contracts to remove liability for natural or other catastrophes that interrupt the expected course of events and restrict participants from fulfilling obligations.  Force Majeure Definition | Investopedia http://www.investopedia.com/terms/f/forcemajeure.asp#ixzz3z8Ph8bxU

Respectfully submitted,

James E. Sinclair

Chief Executive Officer

For further information, please contact Investor Relations at 1-844-364-1830

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

This news release contains certain forward-looking statements and forward-looking information, including but not limited to that the Company will be able to the production ramp up previously disclosed. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company contained in our SEC filings including our annual report on Form 20-F and other reports filed with the SEC concerning these risks and uncertainties.